UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Carlyle Credit Income Fund
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

92535C500
(CUSIP Number)

Courtney Fandrick Eagle Point Credit Management LLC 600 Steamboat Road, Suite 202 Greenwich, CT 06830 (203) 340-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Eagle Point Credit Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 668,069 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 668,069 shares
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,069 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.12%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

ITEM 1. SECURITY AND ISSUER.

Issuer: Carlyle Credit Income Fund (the “Issuer”)

Address of Issuer’s principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York 10017

Security:

•	8.75% Series A 2028 Term Preferred Shares, Liquidation Preference $25 per Share (“Series A Preferred Shares” or the “Preferred Shares”)

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company (the “Reporting Person”). The principal business address for the Reporting Person is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the “Accounts”). EPCM is ultimately wholly owned by Eagle Point Holdings LP (“EP Holdings”) through intermediary holding companies. Eagle Point Holdings GP LLC (“EP Holdings GP”) is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the “EP Holdings Board”) of which the majority of the members are appointed by Trident EP-II Holdings LLC (“EP-II LLC”), which also owns a majority of the voting interests in EP Holdings GP.

Information regarding EP Holdings, EP Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the “Additional Disclosed Persons” and, together with the Reporting Person, the “Disclosed Parties”) is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.

During the past five years, none of the Disclosed Parties (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the Preferred Shares reported herein were purchased by the Accounts in an underwritten public offering that priced on November 21, 2023. The aggregate purchase price of the 668,069 Series A Preferred Shares held as of the date hereof was $16,200,673.25.

ITEM 4. PURPOSE OF TRANSACTION.

EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts’ ownership of the Preferred Shares over time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CURRENT OWNERSHIP

Based on public disclosures filed by the Issuer with the SEC, the Issuer currently has total of 2,080,000 shares of preferred stock outstanding. The Reporting Person, by virtue of its discretionary investment authority and voting power in respect of the Accounts, may be deemed to beneficially own an aggregate of 668,069 Series A Preferred Shares, which represents approximately 32.12% of all of the Issuer’s outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
Eagle Point Credit Management LLC: 668,069	Sole Voting and Sole Dispositive Power (1)	32.12%
EP Holdings (2): -	-	-
EP Holdings GP (2): -	-	-
EP Holdings Board members (2): -	-	-
EP-II LLC (2): -	-	-

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.

TRANSACTIONS

Subsequent to the last amendment to this Schedule 13D, filed with the SEC on January 29, 2024, the Accounts engaged in the following secondary transactions:

Date	Acquisition/Sale	Number of Preferred Shares	Price per Preferred Share
1/29/2024	Sale	7,071	$25.55
1/29/2024	Sale	1,216	$25.59
1/30/2024	Sale	100	$25.65
1/30/2024	Sale	100	$25.70
2/1/2024	Sale	647	$25.70
2/1/2024	Sale	75	$25.80
2/1/2024	Sale	494	$25.95
2/2/2024	Sale	1,007	$25.70
2/2/2024	Sale	25	$25.72
2/2/2024	Sale	660	$25.77
2/2/2024	Sale	56	$25.80
2/5/2024	Sale	20	$25.77
2/9/2024	Sale	3,512	$25.65
2/12/2024	Sale	1,317	$25.65
2/13/2024	Sale	25	$25.68
2/14/2024	Sale	489	$25.70
2/15/2024	Sale	2,984	$25.65
2/16/2024	Sale	218	$25.68
2/21/2024	Sale	530	$25.65
2/22/2024	Sale	100	$25.67
2/23/2024	Sale	46	$25.68

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The relationships between the Disclosing Parties are described in response to Item 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

***

In accordance with Rule 13d-4 under the Act, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

SCHEDULE I

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address
Scott J. Bronner	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
James D. Carey	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
Thomas P. Majewski	Managing Partner, EPCM (and certain affiliated advisers)	c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830
James R. Matthews	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Additional information regarding EPCM’s ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.